Exhibit 99.2

Market Release 1 August 2024

NASDAQ Determination

Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (‘AHI’ or ‘the Company’) wishes to provide an update to its shareholders, following notification from Nasdaq Stock Market LLC (“Nasdaq”) determination to delist AHI from the Nasdaq due to shareholder equity deficiency. AHI will appeal the delisting determination that took effect on 30 July 2024.

On 8 November 2023, AHI received a deficiency notification letter from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b) (the “Rule”), which requires it to maintain a minimum of USD $2,500,000 in net shareholders’ equity, USD $35,000,000 market value of listed securities, or USD $500,000 net income from continuing operations.

On 20 June 2024, the Company presented a compliance plan to a Nasdaq Hearings Panel. Following deliberation, the Panel decided to delist AHI’s securities effective 30 July 2024. Notably, this decision only affects AHI’s secondary listing on Nasdaq and does not impact its primary listing on the Australian Securities Exchange (ASX).

Shareholder Equity improves at year ended 30 June 2024

Subsequent to the hearing, AHI’s shareholder equity has improved for the year ended 30 June 2024. Notably, the Company has significantly improved its financial position, driven by significantly reduced overheads, increased asset value, and more favourable results in the two most recent reporting periods. As a result, AHI has exceeded the minimum net shareholder equity requirement of USD $2.5 million, demonstrating an improved financial foundation. The 2024 end-of-year Accounts are currently unaudited.

Next Steps and Appeal

Having achieved an unaudited net shareholder equity position exceeding the minimum requirement of USD $2.5 million, AHI is well-positioned to demonstrate its financial compliance. The Company will exercise its right to appeal the Nasdaq decision by 9 August 2024 and is hopeful that having achieved the compliance requirement will be viewed favourably by the Nasdaq panel during their consideration of the appeal.

Furthermore, shareholders should note that the Listing Council has the discretion to initiate a review of the Panel’s decision within 45 calendar days, potentially by 9 September 2024.

Enhanced Financial Position

To provide further clarity for shareholders, the significant improvement in net shareholders’ equity is attributed to three key factors:

●	Substantial reductions in operating costs

●	Additional equity derived from private placements.

●	Increased asset value over the year ending 30 June 2024

With this strengthened Balance Sheet and reduced operating costs, AHI is confident in its ability to present a compelling case to the Nasdaq Hearing Panel.

AHI will continue to keep shareholders informed of developments as they become available.

The Chairman and CEO of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Simon Durack JP Company Secretary & Chief Financial Officer Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Release 1 August 2024

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is a pioneering health-tech company that has developed and integrated cutting-edge solutions to revolutionise healthcare globally and ensure equal access to health assessment for all. Since 2014, AHI has been harnessing the power of smartphone technology to provide scalable health assessment, risk stratification, and digital triage capabilities to a wide range of healthcare stakeholders worldwide, including providers, telehealth, insurers, employers, and government agencies.

AHI’s proprietary technology and processes have led to creating a patented biometric health assessment that leverages multiple sensor sets accessible via smartphone. This comprehensive health evaluation encompasses body dimension and composition assessment, blood biomarker estimation, vital signs, cardiovascular disease risk estimates, and the detection and management of Atrial Fibrillation. AHI’s technology also enables on-device dermatological skin identification across an impressive 588 skin conditions, including Melanoma.

This groundbreaking technology offers unparalleled accessibility and convenience, unlocking new possibilities for monitoring health at scale for global populations. By providing biometrically derived triage solutions accessible on and via a smartphone, AHI empowers its partners to identify risks and triage consumers into appropriate care pathways for proactive health management at a population scale.

AHI’s team of world-class experts in machine learning, AI, computer vision, and medically trained data scientists drives innovation and improves healthcare outcomes for individuals worldwide. With a strong commitment to equitability and accessibility, AHI is transforming healthcare globally, one smartphone at a time.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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